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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   2  )*
                                            -----



                                Rich Coast Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  762901 10 6
        ---------------------------------------------------------------
                                (CUSIP Number)

                Theresa M. Mehringer, Esq. c/o Perkins Coie LLP
                1899 Wynkoop, Suite 700, Denver, Colorado 80202
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   01/19/01
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO. 762901 10 6
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James P. Fagan, SSN####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          608,327 (See Note A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          608,327 (See Note A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      608,327 (See Note A)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.8% (See Note A)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

          Common Stock, $.001 par value per share
          Rich Coast Inc.
          6011 Wyoming Avenue
          Dearborn, MI 48126

Item 2.   Identity and Background

     (a)  The Reporting Person is James P. Fagan.

     (b)  The mailing and business address of the Reporting Person is:
          6011 Wyoming Avenue
          Dearborn, MI 48126

     (c) James P. Fagan has been President and Director of Rich Coast Inc. (the "Issuer") since January 1996 and Chief Executive Officer since January 1997 (employment at address listed in Item 2(b)).

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)  James P. Fagan is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          In his original Schedule 13D dated February 23, 1998, the Reporting Person reported beneficial ownership of 2,533,308 shares. Of the 2,533,308 shares reported, 308,400 shares were acquired pursuant to the Merger Agreement dated 10/31/95 between the Issuer and Waste Reduction Systems ("WRS"). The Reporting Person surrendered 78.39 shares of WRS in exchange for 308,400 shares of the Issuer. The remaining 2,224,908 shares originally reported as beneficially owned by the Reporting Person were held as options or warrants which were granted to James P. Fagan by the Issuer in connection with services performed by him.

          On June 19, 1998, the Issuer effected a one-for-four reverse split of the Issuer's common stock. On November 1, 1999, the Issuer granted to James P. Fagan sufficient options to acquire 12.5% of the Issuer's fully diluted ownership, which vests after the Company achieves six consecutive months with EBITDA in excess of a total of $600,000. See Attachment for a complete list of grant dates and exercise prices for the options and warrants owned by the Reporting Person. If and when the Reporting Person exercises any of his options and warrants, he intends to use personal funds for the exercise price.

          In his Amendment No. 1 to Schedule 13D dated March 20, 2000, Mr. Fagan reported his beneficial ownership of 1,405,398 shares of common stock of the issuer, which included (i) 77,100 shares held by James P. Fagan; (ii) currently exercisable options and warrants to purchase 70,386 shares at $0.125 per share; (iii) 125,000 shares at $0.125 per share; (iv) 360,841 shares at $0.125 per share; and (v) an option to acquire 12.5% (inclusive of current holdings) of the fully diluted ownership of the Issuer, exercisable at $0.30 per share. The 1,405,398 shares beneficially owned by the Reporting Person represented approximately 12.5% of the Issuer's outstanding common stock as of the date of the Amendment No. 1 to Schedule 13D.

          In January 19, 2001, a holder of 8% Convertible Debentures of the Issuer (the "Debentures") elected to convert $1,000,000 in outstanding principal of Debentures into shares of Common Stock of the Issuer according to the terms of the Debentures, which resulted in the conversion of $1,000,000 principal into 21,331,058 shares of Common Stock of the Issuer. On January 19, 2001, the total number of shares of the Issuer's Common Stock issued and outstanding was 11,939,889, plus an additional 21,331,058 shares issuable to the Debenture holder due to the partial conversion of Debentures on January 19, 2001. The certificate(s) representing the 21,331,058 shares had not been issued to the Debenture holder as of February 7, 2001.

          As a result of the partial conversion of Debentures, the Reporting Person currently owns 608,327 shares, or approximately 1.8% of the outstanding Common Stock of the Issuer (see Note A).

Item 4    Purpose of Transaction

     The Reporting Person has no current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to: if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5    Interest in the Securities of the Issuer

     (a) The Reporting Person beneficially owns 608,327 shares of the common stock of the Issuer, including: (i) 77,100 shares held by James P. Fagan; (ii) currently exercisable options and warrants to purchase 70,386 shares at $0.125 per share; (iii) 125,000 shares at $0.125 per share; and (iv) 335,841 shares at $0.125 per share. The 608,327 shares beneficially owned by the Reporting Person represent approximately 1.8% of the Issuer's outstanding and issuable Common Stock as of the date of this Schedule 13D (see Note A).

     (b) The Reporting Person has the sole power to vote, direct the vote of, dispose of, and direct the disposition of 608,327 shares of common stock (see Note A).

     (c) No transactions in the Issuer's common stock have been effected in the last 60 days by the reporting Person.

     (d) No other person has rights with respect to the securities beneficially owned by the Reporting Person.

     (e)  Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

          None

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001


                                        /s/ James P. Fagan
                                        ----------------------------------------
                                        James P. Fagan

Note A.
-------
Does not include an option to acquire 12.5% (inclusive of current holdings) of the fully diluted ownership of the Issuer, exercisable at $0.30 per share, which vests upon the Company attaining six consecutive months with EBITDA in excess of $600,000.

                          ATTACHMENT TO SCHEDULE 13D

                              OPTIONS & WARRANTS
                                    HELD BY

                                JAMES P. FAGAN



                            Shares Underlying Options
    Date of Grant                  Or Warrants              Exercise Price
    -------------           -------------------------       --------------

       1/15/96                    100,000 Shares                $0.125

       7/20/97                     58,125 Shares                $0.125

       7/20/97                     48,675 Shares                $0.125

       7/30/97                    129,041 Shares                $0.125

       7/30/97                     70,386 Shares                $0.125

       9/08/97                    125,000 Shares                $0.125

       11/1/99                          (1)                     $ 0.30


All amounts have been adjusted to reflect the reverse stock split on June 18, 1998.

(1) On November 1, 1999, the Issuer granted to James P. Fagan sufficient options to acquire 12.5% (inclusive of current holdings) of the fully diluted ownership of the Issuer, which vest after the Company achieves six consecutive months with EBITDA in excess of a total of $600,000, exercisable at $0.30 per share.